Exhibit 5.1

December 19, 2008

Boston Private Financial Holdings, Inc.

Ten Post Office Square

Boston, Massachusetts 02109

Re:	Legality of Securities to be Registered Under Registration Statement on Form S-3

Ladies and Gentlemen:

This opinion letter is furnished in connection with your filing of a Registration Statement on Form S-3 (the “Registration Statement”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”), relating to the registration by Boston Private Financial Holdings, Inc., a Massachusetts corporation (the “Company”) of the offer and sale from time to time of up to 6,346,572 shares of Common Stock (the “July Placement Shares” ) issued in a private placement that closed on July 22, 2008 (the “July Private Placement”), (ii) 5,443,065 shares of Common Stock (the “July Warrant Shares” ) issuable upon the exercise of the warrants (the “July Warrants”) issued in connection with the July Private Placement, (iii) 7,261,091 shares of Common Stock (the “July Preferred Shares” ) issuable upon the exercise of the Company’s Series B Non-Cumulative Perpetual Contingent Convertible Preferred Stock (the “Series B Preferred Stock”) issued in connection with the July Private Placement (iv) 2,887,500 shares of Common Stock (the “November Warrant Shares” ) issuable upon exercise of a warrant (the “November Warrant”) issued in a private placement that closed on November 21, 2008 (the “November Private Placement”), (v) 401 shares of Series B Preferred Stock and (vi) 154,000 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series C, $1.00 par value per share (the “Series C Preferred Stock”) issued in connection with the November Private Placement, (vi) the July Warrants, and (vii) the November Warrant.

We have reviewed such documents and made such examination of law as we have deemed appropriate to give the opinions expressed below. We have relied, without independent verification, on certificates of public officials and, as to matters of fact material to the opinions set forth below, on certificates and other inquiries of officers of the Company.

In rendering the opinions expressed below, we express no opinion other than as to the laws of The Commonwealth of Massachusetts and the laws of the State of New York.

Based on the foregoing, we are of the opinion that (i) the July Placement Shares, the Series B Preferred Stock and the Series C Preferred Stock have been duly authorized and are validly issued, fully paid and non-assessable, (ii) the July Warrant Shares, the November Warrant Shares and July Preferred Shares (the “Shares”) have been duly authorized and if, as and when the Shares are issued in accordance with the terms of the July Warrants, November Warrant and Series B Preferred Stock upon issuance (including delivery against payment therefor in accordance with the terms of the July Warrants and November Warrant, as applicable) will be validly issued, fully paid and non-assessable, and (iii) the July Warrants and November Warrant constitute a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as the same may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and general equitable principles, regardless of whether such enforceability is considered in a proceeding at law or in equity.

We hereby consent to the inclusion of this opinion as Exhibit 5.1 to the Registration Statement and to the references to our firm under the caption “Legal Matters” in the Registration Statement. In giving our consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations thereunder.

Very truly yours,

/s/ GOODWIN PROCTER LLP
GOODWIN PROCTER LLP